September 12, 2008

VIA U.S. MAIL, EDGAR AND FACSIMILE

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C.  20549
Attn:  Daniel L. Gordon

Re:           Omega Healthcare Investors, Inc.
         Form 10-K for the year ended December 31, 2007
         Filed February 15, 2008
                 File No. 001-11316

Ladies and Gentlemen:

On behalf of Omega Healthcare Investors, Inc. (“Omega” or the “Company”), I am writing this letter in response to a telephone conference call that was held on June 26, 2008 between members of management of Omega and representatives of the Securities and Exchange Commission (“the SEC Staff”) with respect to the SEC Staff’s review of the above-referenced Form 10-K (the “Form 10-K”).

In the conversation held on June 26, 2008, the SEC Staff requested that we provide a written analysis of Omega’s accounting treatment of the restructuring transaction that Omega entered into with Advocat, Inc. in October 2006 (referred to hereinafter as the “Advocat Restructuring”).  In particular, the SEC Staff asked us to explain why we accounted for the separate components of the Advocat Transaction at fair value on a bifurcated basis, rather than combining the components based on the primary objective and motivation of the transaction. The SEC staff also asked us to explain our determination of the amount of lease inducement recognized.

We appreciate the opportunity to share our analysis with the SEC Staff, and have attached our detailed analysis including citations to the applicable guidance as Attachment A.  Part I provides background on our transactions with Advocat, Part II sets forth the issues addressed, Part III reviews the authoritative accounting guidance, Part IV reviews our accounting treatment applying the authoritative guidance, and Part V responds to the SEC’s specific comments to us.

In essence, Omega and Advocat entered into a new lease agreement and exchanged financial instruments.  There was a difference in the fair value of the financial instruments that we exchanged with Advocat; the financial instruments that we exchanged had a greater fair value than what we received from Advocat.  We believe that this difference in fair value is consideration that was paid to our lessee to modify the lease agreement.  This conclusion is consistent with an alternate scenario whereby the parties exchanged cash (instead of financial instruments) in conjunction with a modification to the lease.

       As more fully described in attached analysis, we have accounted for each element of the Advocat Restructuring based on the explicit accounting literature that governs the elements of this transaction.  Our application of the accounting literature to the Advocat Restructuring has resulted in the recognition of a lease inducement based on the fair value of the consideration transferred to the lessee, which is being amortized as a reduction to Omega’s lease revenue over the term of the Advocat lease.  While it might be easier to combine the elements of a transaction and account for them as a single unit based on the primary objective or motivation without regard to fair value considerations, this would be inconsistent with GAAP and present significant undesirable practical implications.  To account for the Advocat Restructuring based on a primary objective or motivation would result in no recognition of a lease inducement (or recognition of a lease inducement at less than the fair value of the consideration transferred to the lessee); this would be contrary to the express requirements of FASB No. 13 and would  result in Real Estate Investment Trusts such as Omega inappropriately reporting higher lease revenue and Funds From Operations (“FFO”) in future periods than what results from Omega’s accounting for the transaction.  We are not aware of any accounting literature that would override the guidance in FASB No. 13 and permit Omega to account for the Advocat Restructuring as a net transaction based on primary objective or motivation.

We sincerely hope that this additional information on the Advocat Restructuring clarifies our accounting and confirms to the SEC Staff that our accounting is in accordance with GAAP.

If you have any questions, or if we can be of further assistance to you in the review process, please call me at (410) 427-1722.  Our fax number is (410) 427-8822.

Omega Healthcare Investors, Inc.

By:   /s/ Robert O. Stephenson
         Robert O. Stephenson
         Chief Financial Officer

cc:           Jessica Barberich
        Linda van Doorn

Attachment A

ACCOUNTING CONSIDERATIONS AND ANALYSIS FOR CERTAIN TRANSACTIONS BETWEEN OMEGA HEALTHCARE INVESTORS, INC. AND ADVOCAT, INC.

I.	Background

Advocat, Inc. (“Advocat”) leases and operates skilled nursing facilities owned by Omega Healthcare Investors, Inc (“Omega”).  From November 2000 through October 2006, Omega owned the following financial instruments issued by Advocat:  (i) 393,658 shares of Advocat’s Series B Non-voting, Redeemable Convertible Preferred Stock (the “Series B Convertible Preferred Stock”) and (ii) a Secured Convertible Subordinated Note (the “2000 Note”) with a face amount of $1.7 million.  Advocat also leases a portfolio of skilled nursing facilities owned by Omega pursuant to a master lease agreement with Omega.  The 2000 master lease agreement had an initial term from 2000 to 2010 with provisions for renewals and annual rental payments of approximately $13.3 million.

The significant terms of the Series B Convertible Preferred Stock and the 2000 Note (collectively, the “Old Securities”) owned by Omega through October 2006 were as follows:

Series B Convertible Preferred Stock – The shares had a liquidation preference of $3.3 million (equivalent to the “Stated Value” of $8.3829 per share for 393,658 shares).  The shares accrued dividends at 7% per year, but was not payable in cash until certain Advocat senior debt had been repaid (this Advocat senior debt was repaid in August 2006).  The shares were convertible into Advocat common stock at a ratio of 1.7949 common shares per preferred share (the initial conversion price was set at $4.6705 which was equivalent to the Stated Value) for a total of 706,561 common shares.  Accrued and unpaid dividends were also convertible into common stock at any time upon the election of Advocat.

Omega could require mandatory redemption (in part or in full) of the shares by Advocat on or after September 30, 2007 (upon demand by Omega) for cash in the amount of the liquidation preference ($3.3 million) and the accrued and unpaid dividends. Advocat could require conversion of the Series B Convertible Preferred Stock to common stock if the common stock share price exceeded 150% of the conversion price ($4.6705); however, Advocat’s conversion option was subject to certain conditions (i.e., receiving a REIT opinion letter from Omega that the conversion would not cause Omega to lose its REIT status and average weekly trading volume of Advocat’s common stock was greater than 500,000 shares, etc.).

2000 Note – The face value of the 2000 Note was $1.7 million.  The 2000 Note accrued interest at 7% per year, but was not payable in cash until certain Advocat senior debt had been repaid.  The 2000 Note could be prepaid at any time prior to maturity in part or in full without penalty.  The 2000 Note was scheduled to mature on September 30, 2007.  At the maturity date, Advocat could elect to pay the principal and accrued interest in cash or Series B Convertible Preferred Stock (if Omega still held the Series B Convertible Preferred Stock) or common stock (if Omega did not hold the Series B Convertible Preferred Stock). Advocat’s ability to repay the debt with Series B Convertible Preferred Stock or common stock was subject to certain conditions (i.e., receiving a REIT opinion letter from Omega that the conversion would not cause Omega to lose its REIT status and average weekly trading volume was greater than 500,000 shares, etc.).  The note was cross-collateralized by all other security interests and liens previously granted by Advocat to Omega, including the accounts receivable of the facilities owned by Omega and leased to Advocat.

On October 20, 2006, Omega entered into an agreement with Advocat to amend the master lease with Advocat to commence a new 12-year lease term through September 30, 2018 (with a renewal option for an additional 12 year term) and to increase annual rent on the master lease by $687,000 to approximately $14 million (with an annual escalator). In conjunction with the lease modification, Omega exchanged the Series B Convertible Preferred Stock and the 2000 Note for (i) 5,000 shares of Advocat’s Series C Non-convertible Redeemable Preferred Stock with a stated value of $5.0 million and (ii) a Secured Non-convertible Subordinated Note (“2006 Subordinated Note”) with a face value of $2.5 million.  These 2006 transactions are hereinafter referred to as the “Advocat Restructuring.”

The significant terms of the amended master lease and the new securities issued to Omega as part of the Advocat Restructuring are as follows:

Amendment to Master Lease – Prior to the Advocat Restructuring, the master lease between Advocat and Omega (entered into in November 2000) had a non-cancellable term beginning in November 2000 and ending in September 2010, with one available renewal for 10 years. For Omega’s accounting purposes, the lease term was through 2010. As part of the Advocat Restructuring, the master lease was amended to (i) reduce the “initial term” of the master lease to end on September 30, 2006 (i.e., in six years), and (ii) add two renewal options of 12 years each, the first of which was immediately and automatically exercised upon execution of the amendment.  Since the first renewal option was immediately exercised upon execution of the amendment, the non-cancellable master lease term is extended to 2018 (12 years from the amended initial term of September 30, 2006), with one additional renewal option for 12 years available in 2018.

Compared to the terms of the master lease from November 2000, the impact of the amendment is as follows: (i) the non-cancellable lease term was extended from 2010 to 2018; and (ii) the minimum rent due under the master lease increased by $687,000 annually for the remainder of the amended base term (2018).  Rent under the amended master lease is scheduled to increase annually thereafter by the lesser of: (i) 3 percent or (ii) two times the change in consumer price index (“CPI”).

Series C Redeemable Preferred Stock – The face value (“Stated Value”) of each share of Series C preferred stock is $1,000 for a total of $5 million.  Dividends accrue on the shares at 7% per year.  The shares have no voting rights.  Omega can require Advocat to redeem these securities on or after September 30, 2010 for cash in the amount of the face value and any accrued and unpaid dividends.

2006 Subordinated Note – The note was for a principal balance of $2.5 million.  Interest accrued at 7% per year and was payable quarterly.  The principal balance and any accrued but unpaid interest was due at maturity – September 30, 2007.  The collateral for the note was the same collateral as under the 2000 Note (i.e., primarily the accounts receivable of the facilities owned by Omega and leased to Advocat).  However, Omega has a higher priority claim on the collateral under the 2006 Note than it did under the 2000 Note.  Accounts receivable of the facilities leased to Advocat fluctuated, but based on Omega’s analysis of Advocat financial statements at the time, generally placed the note in an over-collateralized position of approximately 40 to 50 percent of the Stated Value of the securities.

II.	Issues to address

A.
The Securities and Exchange Commission (the “SEC”) via a conference call on June 26, 2008 requested that Omega explain why it believes the exchange of the securities and the lease amendment should be accounted for as bifurcated transactions rather than accounted for as a net transaction.

B.
In addition to the above question, Omega is updating its response to the May 2, 2008 comment letter and response letter dated May 16, 2008 to further assist in the review process.  The SEC’s May 2, 2008 comments were as follows:

1.
Comment:  We note your response to comment 2.  However, you did not fully address all of the terms of the restructuring agreement with Advocat.  You disclose in your 8-K dated October 24, 2006 that Advocat also agreed to increase the master lease annual rent by approximately $687,000 as part of the restructuring agreement.

Please additionally provide us with the following information:

a.	Tell us if your lease with Advocat, before and after the agreement to increase the annual rent amount, was below or above market.

b.
Tell us the termination provisions of the lease with Advocat before the restructuring.  Please specifically address your ability to terminate the lease with Advocat and re-lease to another tenant at market rates.

c.
Furthermore, per review of Advocat’s disclosure on page F-14 of its Form 10-K filed March 11, 2008, the net present value of the agreed upon additional rental payments of $687,000 was equal to the “negotiated” value of the eliminated conversion feature amounting to $6,701,000.  If the “negotiated” value of the conversion feature was less than the actual fair value of the eliminated conversion feature at the time of the restructuring by approximately $3,500,000 (based on the fair value of $10.2 million disclosed in your response), please tell us what consideration you gave to this difference when determining the appropriate accounting treatment of the restructuring.

III.	Authoritative Accounting Guidance

In determining the appropriate accounting for these transactions, Omega referred to the following Financial Accounting Standards Board (“FASB”) pronouncements, as well as FASB Technical Bulletins (“FTB”) and Emerging Issues Task Force (“EITF”) releases:

FASB No. 13	Accounting for Leases
FTB No. 88-1	Issues Relating to Accounting for Leases
FASB No. 115	Accounting for Certain Investments in Debt and Equity Securities
FASB No. 133	Accounting for Derivative Instruments and Hedging Activities
EITF No. 94-8	Accounting for Conversion of a Loan into a Debt Security in a Debt Restructuring
EITF No. 01-7	Creditor’s Accounting for a Modification or Exchange of Debt Instruments
FASB No. 91	Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases

To address the issues regarding the amendment to the master lease in October 2006, we referred to FASB No. 13, paragraph 19, which states:

Operating leases shall be accounted for by the lessor as follows:

•	The leased property shall be included with or near property, plant, and equipment in the balance sheet. The property shall be depreciated following the lessor’s normal depreciation policy…
•
Rent shall be reported as income over the lease term as it becomes receivable according to the provisions of the lease.  However, if the rentals vary from a straight-line basis, the income shall be recognized on a straight-line basis unless another systematic and rational basis is more representative of the time pattern in which use benefit from the leased property is diminished, in which case that basis shall be used.

•
Initial direct costs shall be deferred and allocated over the lease term in proportion to the recognition of rental income.  However, initial direct costs may be charged to expense as incurred if the effect is not materially different from that which would have resulted from the use of the method prescribed in the preceding sentence.

We also referred to FTB No. 88-1, question 2, which discusses the issue of upfront payments in lease transactions.  The following is the question and response provided regarding this question:

Questions 2

6.  An operating lease agreement with a new lessor may include incentives for the lessee to sign the lease, such as upfront cash payments to the lessee, payment of costs for the lease (such as  moving expenses), or the assumption by the lessor of the lessee’s preexisting lease with a third party.  For operating leases that include such incentives, should lessees or lessors ever recognize those incentives as rental expense or rental revenue other than on a straight-line basis in accordance with paragraph 15 of Statement 13…?

Response

7.  Payments made to or on behalf of the lessee represent incentives that should be considered reductions of rental expense by the lessee and reductions of rental revenue by the lessor over the term of the new lease.  Similarly, losses incurred by the lessor as a result of assuming a lessee’s preexisting lease with a third party should be considered an incentive by both the lessor and the lessee.  Incentives should be recognized on a straight-line basis over the term of the new lease in accordance with paragraph 15 of Statement 13…

10.  Some have suggested that incentives paid to or on behalf of the lessee by the lessor are not part of the normal lessee-lessor relationship and should be recognized in income by the lessee in the period paid or incurred by the lessor.  The Technical Bulletin views those incentives as an inseparable part of the new lease agreement that must be recognized as reductions to rental expense and rental revenue on a straight-line basis over the term of the new lease in accordance with paragraph 15 of Statement 13.

We also referred to the guidance of FASB No. 13, paragraph 9, which identifies whether an amendment to a lease results in a new lease being formed.  FASB No. 13, paragraph 9 states:

“If at any time the lessee and lessor agree to change the provisions of the lease, other than by renewing the lease or extending its terms, in a manner that would have resulted in a different classification of the lease under the criteria in paragraph 7 and 8 had the changed terms been in effect at the inception of the lease, the revised agreement shall be considered as a new agreement over its term, and the criteria in paragraph 7 and 8 shall be applied for purposes of classifying the new lease.  Likewise, except when a guarantee or penalty is render inoperative as described in paragraph 12 and 17(e), any action that extends the lease beyond the expiration of the existing lease term (see paragraph 5(f)), such as the exercise of a lease renewal option other than those already included in the lease term, shall be considered as a new agreement, which shall be classified according to the provisions of paragraph 6-8...”

In addition to the authoritative pronouncements on lease accounting listed above, we referred to the following pronouncements regarding the treatment of the securities.  FASB No. 115 addresses the accounting and reporting for securities that have a readily determinable fair value and for all investments in debt securities and requires companies to classify the investment into one of three categories: (i) held-to-maturity, (ii) trading, and (iii) available for sale.  FASB No. 115 defines the three categories as follows:

•	Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized costs.
•
Debt and equity that are bought and held principally for the purposes of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

•
Debt and equity securities not classified as either held-to-maturity or trading securities are classified as available-for-sale securities and reported at fair value with the unrealized gains and losses excluded from earnings and reported in a separate component of shareholders’ equity.

FASB No. 115 also addresses preferred stock that is mandatorily redeemable and convertible into common stock.  The definitions in FASB No. 115 state the following:

Debt security

Any security representing a creditor relationship with an enterprise. It also includes (a) preferred stock that by its terms either must be redeemed by the issuing enterprise or is redeemable at the option of the investor and (b) a collateralized mortgage obligation (CMO) (or other instrument) that is issued in equity form but is required to be accounted for as a nonequity instrument regardless of how that instrument is classified (that is, whether equity or debt) in the issuer’s statement of financial position. However, it excludes option contracts, financial futures contracts, forward contracts, and lease contracts.

•           Thus, the term debt security includes, among other items, U.S. Treasury securities, U.S. government agency securities, municipal securities, corporate bonds, convertible debt, commercial paper, all securitized debt instruments, such as CMOs and real estate mortgage investment conduits (REMICs), and interest-only and principal-only strips.

•           Trade accounts receivable arising from sales on credit by industrial or commercial enterprises and loans receivable arising from consumer, commercial, and real estate lending activities of financial institutions are examples of receivables that do not meet the definition of security; thus, those receivables are not debt securities (unless they have been securitized, in which case they would meet the definition).

In the implementation guide, the FASB staff indicated that preferred stock that is both mandatorily redeemable and convertible into common stock at the option of the holder, is classified as a debt security:

Question 9

Does Statement 115 apply to preferred stock that is convertible into marketable common stock?

Answer

If the convertible preferred stock is “redeemable” (that is, it has mandatory redemption provisions or is redeemable at the option of the investor), it would be considered a debt security under paragraph 137 and Statement 115 would apply, regardless of whether it has a readily determinable fair value.  If the convertible preferred stock is not “redeemable,” it would be considered an equity security under paragraph 137 and, therefore, Statement 115 would apply only if the preferred stock has a readily determinable fair value.

We also considered whether the conversion option in the Series B Convertible Preferred Stock would be considered an embedded derivative.  FASB No. 133 paragraph 12 states:

“An embedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument pursuant to this Statement if and only if all of the following criteria are met:

a.
The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract. Additional guidance on applying this criterion to various contracts containing embedded derivative instruments is included in Appendix A of this Statement.

b.
The contract (“the hybrid instrument”) that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur.

c.
A separate instrument with the same terms as the embedded derivative instrument would, pursuant to paragraphs 6–11, be a derivative instrument subject to the requirements of this Statement. (The initial net investment for the hybrid instrument shall not be considered to be the initial net investment for the embedded derivative.) However, this criterion is not met if the separate instrument with the same terms as the embedded derivative instrument would be classified as a liability (or an asset in some circumstances) under the provisions of Statement 150 but would be classified in stockholders’ equity absent the provisions in Statement 150.”

Pursuant to FASB No. 133, Implementation Issue No. B6, at initial recording, the fair value of the embedded derivative should be calculated first; the fair value assigned to the host contract would be the difference between the fair value of the hybrid instrument and the fair value of the embedded derivative.  Implementation Issue No. B6 also notes the following:

“If the host contract component of the hybrid instrument is reported at fair value with changes in fair value recognized in earnings or other comprehensive income, then the sum of the fair values of the host contract component and the embedded derivative should not exceed the overall fair value of the hybrid instrument.”

We considered EITF No. 94-8 in our determination of the initial fair value of the Series B Convertible Preferred Stock which states:

“…the initial cost basis of a debt security of the original debtor received as part of a debt restructuring should be the security’s fair value at the date of the restructuring.”

To determine whether to record the restructured securities as a new financial instrument or based on the carryover basis of the old financial instrument, we also considered the guidance in EITF No. 01-7, which provides the following guidance:

“When a creditor and a debtor agree to modify the terms of an existing debt instrument or to exchange debt instruments (other than in a troubled debt restructuring), each must determine whether the modification or exchange should be accounted for as (a) the creation of a new debt instrument and the extinguishment of the original debt instrument or (b) the continuation of the original debt instrument (as modified).  Guidance for making that determination is provided for creditors in Statement 91…

The foregoing provisions of Statement 91 preclude a creditor from accounting for a loan refinancing or restructuring as a new debt instrument if the terms of the new loan are not at least as favorable to the lender as the terms for comparable loans to other customers with similar collection risks who are not refinancing or restructuring.  In those fact patterns, the definition of minor is irrelevant.  Accordingly, those fact patterns are not within the scope of this Issue.  Consistent with the scope of Statement 91, this Issue only applies to transactions between a creditor and a debtor.

The Task Force reached a consensus that a modification of a debt instrument should be considered more than minor under paragraph 13 of Statement 91 if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument.  The Task Force reached a consensus that if the difference between the present value of the cash flows under the terms of the new debt instrument and the present value of the remaining cash flows under the terms of the original debt instrument is less than 10 percent, a creditor should evaluate whether the modification is more than minor based on the specific facts and circumstances (and other relevant considerations) surrounding the modification.”

IV.	Summary of Accounting Applied by Omega

A.	From November 2000 to Advocat Restructuring

1.	Series B Convertible Preferred Stock

Based on FASB No. 115, the Series B Convertible Preferred Stock should be classified as a debt security.  FASB No. 115 is the authoritative accounting literature for all investments in debt and equity securities that are not accounted for under the cost or equity method of accounting.  Omega could require the mandatory redemption of the Series B Convertible Preferred Stock on or after September 30, 2007 for $3.3 million in cash.  These securities are convertible into Advocat common stock at any time by Omega subject to the conversion formula. The appropriate classification under FASB No. 115 for preferred stock that is mandatorily redeemable is outlined in the definitions of FASB No. 115 and the related implementation guide. In the implementation guide (FASB No. 115, Q&A #9), the FASB staff indicated that preferred stock that is mandatorily redeemable and convertible into common stock at the option of the holder, is classified as a debt security. That Q&A makes it clear the conversion option is not relevant to the determination, which was applied by analogy to the Series B Convertible Preferred Stock given it is convertible by Advocat, albeit with certain conditions.  Importantly, the Series B Convertible Preferred Stock was redeemable at the option of Omega, resulting in its classification as a debt instrument under the definitions in FASB No. 115.

Under FASB No. 115, debt securities are to be classified as either “held-to-maturity”, “available-for-sale”, or “trading”. Given that the Series B Convertible Preferred Stock was convertible to common stock at any time by Omega, classification of the preferred stock as “held-to-maturity” was not appropriate. As Omega does not actively trade investment securities, classification of the securities as “trading” was not appropriate.  Therefore, Omega classified the Series B Convertible Preferred Stock as “available-for-sale”.

The Series B Convertible Preferred Stock contained a conversion option into Advocat common stock.  The conversion option had all of the characteristics of a derivative as defined by FASB No. 133:  it had an underlying (the issuer’s own stock price), a notional (number of shares), and is net settled by delivery of marketable equity securities.  As such, the equity conversion feature would be classified as a derivative if it were a stand-alone instrument.  Accordingly, we concluded that the conversion option included in the Series B Convertible Preferred Stock was an embedded derivative under FASB No. 133.

Under FASB No. 133, the embedded derivative should be bifurcated from the host agreement and separately valued if it is not “clearly and closely related” to the host agreement.  As this security was considered a debt security, and the conversion option converted the security to common stock, we concluded that the conversion option was not “clearly and closely related” to the host agreement. Therefore, we concluded that the embedded derivative (the conversion option in the Series B Convertible Preferred Stock) should be bifurcated from the host agreement and separately valued.

In summary, the Series B Convertible Preferred Stock was an available-for-sale debt security under FASB No. 115 with an embedded derivative under FASB No. 133 that was bifurcated and separately valued.  Pursuant to FASB No. 133 Implementation Issue No. B6, at initial recording, the fair value of the embedded derivative was calculated first; the fair value assigned to the host contract was determined to be the difference between the fair value of the hybrid instrument and the fair value of the embedded derivative.

A summary of the accounting upon the receipt of the Series B Convertible Preferred Stock and for subsequent reporting periods is as follows:

Initial Accounting in November 2000 – Pursuant to EITF 94-8, “…the initial cost basis of a debt security of the original debtor received as part of a debt restructuring should be the security’s fair value at the date of the restructuring.” We evaluated the fair value of the Series B Convertible Preferred Stock at the time of receipt.  Due to the severe financial distress of Advocat at that time (Advocat was in default on its obligations and was contemplating a bankruptcy filing), we concluded that the fair value of the Series B Convertible Preferred Stock was de minimis.

Subsequent Accounting At Each Reporting Date – The Series B Convertible Preferred Stock was reported at fair value at each reporting date.  We estimated the fair value of the embedded derivative and the fair value of the hybrid instrument at the reporting date.  The difference between these fair values was the fair value of the host contract.

We recorded changes in the fair value of the embedded derivative through earnings on the income statement, as required by FASB No. 133.

As the Series B Convertible Preferred Stock was mandatorily redeemable, the cost-basis of the host contract was accreted to its face value and dividends earned on the host contract were recorded (subject to a collectibility review).  If the fair value of the host contract exceeded cost (including accretion), the change in the unrealized gain of the host contract was recorded as a component of Other Comprehensive Income (“OCI”).  If the fair value of the host contract was less than accreted cost, we assessed whether the decline in fair value below cost of the host contract was an other-than-temporary impairment.  If we concluded that the unrealized loss was other-than-temporary, we recorded the decline in fair value through earnings.  If we concluded that the unrealized loss was not other-than-temporary, we recorded the decline in fair value through OCI.

2.	2000 Note

At the time that Omega received the 2000 Note in November 2000, Omega did not believe that any amount would be collected on it, as Advocat was in severe financial distress and the 2000 Note did not require any payment of principal until maturity (in 7 years) or payments of interest until other Advocat debt obligations were repaid. We recorded the 2000 Note at its fair value on date of receipt.  We concluded that the present value of future expected cash flows on the 2000 Note would be de minimis; therefore, no value was recorded to the note as of date of receipt.

FASB No. 118 paragraph 6(g) acknowledges several different methods for recognizing income on impaired loans with variations on each of the general methods used (e.g., cost-recovery, cash basis, etc.) provided that the recorded amount did not exceed the present value of the expected future cash flows.  On initially recognizing the 2000 Note, we elected to use the cash-basis method to account for the 2000 Note due to the extreme uncertainty in its collection, including the requirement that senior debt owed by Advocat had to be repaid first before any interest or principal could be repaid on the note.

The 2000 Note contained a conversion option exercisable by Advocat at the note maturity date of September 30, 2007 to settle the note through issuance of Series B Convertible Preferred Stock or common stock.  We considered whether Advocat’s conversion option (i.e. Advocat’s ability to settle the obligation in its common shares or Series B Preferred Shares) is an embedded derivative under FASB No. 133, and whether it should be bifurcated from the host contract. We concluded that the conversion option was an embedded derivative under FASB No. 133, on the same basis that the conversion option in the Series B Convertible Preferred Stock (discussed above) is an embedded derivative.  However, as the conversion option was based on the fair value of the securities at the time of redemption, we concluded that the fair value of the embedded derivative would be de minimis.

3.	Summary of Balances Reported by Omega at October 20, 2006 (prior to the Advocat Restructuring in October 2006)

Advocat Securities Owned as of October 20, 2006 (in millions)
	Accreted Cost	Fair Value	Carrying Value on F/S	Rationale for carrying value on F/S
Subordinated Note ($1.7 million face value)	0.0	2.5	0.0	Cost recovery method – no cash received to-date

Preferred Stock – Embedded Derivative	0.0	10.2	10.2	FAS 133 – record on financials at FV

Preferred Stock – Host Instrument	3.6	4.7	4.7	Instrument is mandatorily redeemable; accrete cost (initially $0) to redemption value as income; record difference between cost and current FV through OCI

B.	The Advocat Restructuring

In October 2006, Omega and Advocat executed the Advocat Restructuring.  In the Advocat Restructuring, the master lease between Omega and Advocat was amended to extend the non-cancellable lease term by 8 years and increase the minimum rent to be paid, and Omega exchanged the Series B Convertible Preferred Stock and the 2000 Note for Series C Redeemable Preferred Stock and the 2006 Note.

1.	Modification to the Advocat Master Lease

In the Advocat Restructuring, Advocat and Omega agreed to amend the master lease agreement to extend the non-cancellable term of the lease by eight years and increase the rent due under the master lease, and to exchange securities with a fair value of $17.4 million (Series B Convertible Preferred Stock and the 2000 Note) for securities with a fair value of $6.6 million (Series C Redeemable Preferred Stock and the 2006 Note).

We believe that the master lease modification is subject to the lease accounting guidance provided by FASB No. 13 and its interpretations.  As the Advocat Restructuring resulted in consideration that was exchanged with a lessee in conjunction with a lease amendment that results in a new lease under FASB No. 13, we believe FASB No. 13 and FTB No. 88-1 require that the consideration transferred to the lessee be deemed to be a lease inducement.  Paragraph 10 of FTB No. 88-1 states that incentives paid to lessees are inseparable from the lease and must be amortized as a reduction to rental revenue by the lessor over the new lease term.  Paragraph 9 of FASB No. 13 requires companies to account for modifications in lease agreements that extend the term of the lease agreement as a new lease.

Accordingly, we have accounted for the amended master lease with Advocat resulting from the Advocat Restructuring as a new lease. Pursuant to the application of FASB No. 13 and FTB No. 88-1, we have recorded a lease inducement of $10.8 million ($17.4 million less $6.6 million), representing the net consideration transferred to the lessee at the consideration’s fair value. The lease inducement is being amortized as a reduction of our rental revenue over the non-cancellable term of the amended master lease.

We believe that our accounting for the lease inducement is consistent with the requirements of FASB No. 13 and FTB No. 88-1 and results in the recognition of the lease inducement on our financial statements of $10.8 million.

2.	Exchange of Series B Convertible Preferred Stock and 2000 Note

In the Advocat Restructuring, we exchanged the Series B Convertible Preferred Stock and the 2000 Note.  On the date of the Advocat Restructuring, our financial statements reported an unrealized gain of $1.1 million in Accumulated Other Comprehensive Income (“AOCI”) relating to the Series B Convertible Preferred Stock (relating to the difference between the fair value and the accreted cost of the host contract).  Also, the carrying value of the 2000 Note on our financial statements was $0.

In order to reflect all of the components of the Advocat Restructuring at fair value, we recognized a gain on our financial statements of $3.6 million.  The gain was comprised of the $1.1 million of unrealized gain that had been reported within AOCI immediately prior to the restructuring and a gain of $2.5 million to recognize the fair value of the 2000 Note onto our financial statements.

(a) Series C Redeemable Preferred Stock

The Series C Redeemable Preferred Stock has a stated value of $5 million, dividend rate of 7%, and a mandatory redemption date of September 30, 2010.  As a three-year instrument, the Series C Preferred stock has a yield that is below market; as such, the fair value of the securities in October 2006 was $4.1 million. The Series C Redeemable Preferred Stock was initially recorded to our financial statements at fair value.  We accrete the carrying value to its redemption value over the period to the mandatory redemption date (September 30, 2010) by recording an effective dividend rate on the securities. We have classified the Series C Redeemable Preferred Stock as a “held-to-maturity” security under FASB No. 115, as the securities have a mandatory redemption provision and we have the positive intent and ability to hold this security until maturity.  We review the securities for impairment as required under FASB No. 115.

(b) 2006 Note

The 2006 Note had a face value of $2.5 million, an interest rate of 7%, and matured on September 30, 2007.  As a one-year instrument, the 2006 Note has a market yield; the 2006 Note was initially recorded on our financial statements at its estimated fair value ($2.5 million). The principal and interest due on the 2006 Note was paid to us by Advocat upon its maturity in September 2007.  The 2006 Note is no longer outstanding.

We considered EITF No. 01-7 and FASB No. 91 in our evaluation of the exchange of the 2000 Note and the 2006 Note as part of the Advocat Restructuring to determine if the 2006 Note would be considered a new instrument or a continuation of the 2000 Note. We believe the yield on the 2006 Note was a market rate yield for instruments of comparable duration and risk.  The present value of the cash flows of the 2000 Note and 2006 Note was not greater than 10% different.  However, we evaluated the specific facts and circumstances surrounding the modification to determine if the 2006 Note would be considered a new instrument. Our analysis included the consideration of the higher priority claim on the collateral provided by the 2006 Note and the elimination of the ability of Advocat to pay the note in common stock.  Based on these changes, we concluded that the changes are considered “other than minor” and the 2006 Note represented a new instrument and should have been recorded initially at its fair value.

V.	Responses to Specific Staff Comments

Issue A:

•
The SEC via a conference call on June 26, 2008 with Omega requested that we explain why we believe the exchange of the securities and the lease amendment should be accounted for as bifurcated transactions versus accounted for as a net transaction.

Response:

We believe that the appropriate accounting literature to apply to the Advocat Restructuring is the lease accounting guidance provided by FASB No. 13 and its interpretations.  The Advocat Restructuring resulted in consideration that was exchanged with a lessee in conjunction with a lease modification. We believe FASB No. 13 and FTB No. 88-1 require that the fair value of the consideration transferred to a lessee from the exchange of securities be deemed to be a lease inducement.

The Advocat Restructuring included the following exchanges of investments securities between Omega and Advocat and our estimate of the fair value of the exchange (in millions):

Investments	Surrendered by Omega in Exchange	Received from Advocat in Exchange	Excess Fair Value Surrendered to Induce the New Lease

Series B Convertible Preferred Stock
Fair value of host contract	$(4.7)
Fair value of conversion feature	(10.2)
Series C Non-convertible Preferred Stock		$4.1
2000 Note	(2.5)
2006 Note		2.5
Total Exchanged	$(17.4)	$6.6	$ (10.8)

We believe that FASB No. 13 and FTB No. 88-1 requires the Advocat Restructuring to be accounted for as bifurcated transactions, resulting in the recognition of a lease inducement based on the fair value of the consideration transferred to the lessee.  In our view, accounting for the Advocat Restructuring as a net transaction would result in a lease inducement which is not recorded at the fair value of the consideration transferred to the lessee, and therefore inconsistent with FASB No. 13 and the guidance cited in Part II above.  We believe that to interpret the leasing literature in any other way (for example, looking to the difference between the carrying value and fair value of financial instruments exchanged in a lease modification) could lead to structuring transactions for accounting results based merely on the form of consideration transferred (i.e., transferring cash versus assuming liabilities versus transferring financial assets). If, instead of Omega/Advocat exchanging financial instruments, the financial instruments were monetized at fair value and Omega/Advocat exchanged the cash from the monetization, the resulting lease inducement in that circumstance would be the same as the lease inducement that has resulted from Omega’s accounting for the Advocat Restructuring.

Issue B-1.a:

•	Tell us if your lease with Advocat, before and after the agreement to increase the annual rent amount, was below or above market.

Response:

The annual rent prior to the October 2006 restructuring was based on the lease terms embedded in the 2000 Advocat Master Lease, which were based on market conditions during 2000 when Omega and Advocat executed the 2000 Advocat Master Lease.  We believe that the  amended lease rate was consistent with the current market rate for similar facilities.  As a result of restructuring the Advocat lease in October 2006, we recorded a lease inducement of $10.8 million, representing the fair value of consideration given to Advocat in connection with the October 2006 lease modification.  Due to the existence of a lease inducement, the terms of the restructured Advocat lease are, by definition, off-market.  Omega believes that the combination of the new lease terms and the lease inducement resulted in a market-rate lease in 2006.

Issue B-1.b:

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Tell us the termination provisions of the lease with Advocat before the restructuring.  Please specifically address your ability to terminate the lease with Advocat and re-lease to another tenant at market rates.

Response:

The initial term of the 2000 Advocat Master Lease in effect prior to the Advocat Restructuring was ten years (expiring in September 2010) and allowed us to terminate the lease only in the event of default by Advocat.  At the time of the Advocat Restructuring in 2006, Advocat was not in default of the lease.  Accordingly, we did not have the ability to terminate the 2000 Advocat Master Lease and re-lease the premises to another tenant absent an event of default.

Issue B-1.c:

•
Furthermore, per review of Advocat’s disclosure on page F-14 of its Form 10-K filed March 11, 2008, the net present value of the agreed upon additional rental payments of $687,000 was equal to the “negotiated” value of the eliminated conversion feature amounting to $6,701,000.  If the “negotiated” value of the conversion feature was less than the actual fair value of the eliminated conversion feature at the time of the restructuring by approximately $3,500,000 (based on the fair value of $10.2 million disclosed in your response), please tell us what consideration you gave to this difference when determining the appropriate accounting treatment of the restructuring.

Response:

In October 2006, we entered into the Advocat Restructuring whereby we amended our master lease with Advocat and we exchanged several financial investments that we had with Advocat. The modification to the master lease consisted of two item: (i) an extension of approximately eight years to the non-cancellable lease term (to 2018) and (ii) additional rent of $687,000 per year with a 3% annual escalator.

As a result of the Advocat Restructuring, we were able to secure additional rent of $687,000 annually, plus escalators, and also negotiated an extension of eight years to the non-cancellable term of the master lease. We believe that both of these components of the lease modification have value.  In accordance with FASB Statement No.13 and FASB Technical Bulletin No. 88-1, we believe the amount of the recorded lease inducement should be based upon the consideration transferred to the lessee (the difference of fair value of the assets exchanged).  This view is consistent with an alternate scenario where, instead of exchanging financial instruments, we exchanged cash in conjunction with the lease modification.

We are unable to comment on the basis for Advocat’s characterization of a “negotiated” value in their financial reporting.  We do not believe the fair value of conversion feature is measured simply by the present value of the $687,000 of additional rent as there were multiple components of this transaction (refer to discussion in the previous paragraph). We have further noted that the intrinsic value of the conversion option is greater than the $6.7 million “negotiated” value disclosed by Advocat in its filing.  On October 20, 2006, the Series B Convertible Preferred Shares were convertible into 706,576 shares of Advocat common stock, which would have had a market value of approximately $13.3 million based on the last reported closing price for Advocat’s common stock of $18.84 on October 20, 2006.  As the Series B shares had a liquidation preference of approximately $3.3 million, the intrinsic value of the conversion option is approximately $10 million, well in excess of what Advocat characterized as a “negotiated” value. We also note that fair value accounting literature prohibits the use of blockage or liquidity discounts when estimating the fair value of publicly-traded securities, such as the Advocat common stock. As a result, we do not share the same view as expressed by Advocat’s management in its financial reporting.

The October 20, 2006 restructuring included the following exchanges of investments between Omega and Advocat and our estimate of the fair value of the exchange (in millions):

Investments	Surrendered by Omega in Exchange	Received from Advocat in Exchange	Excess Fair Value Surrendered to Induce the New Lease

Series B Convertible Preferred Stock
Fair value of host contract	$(4.7)
Fair value of conversion feature	$(10.2)
Series C Non-convertible Preferred Stock		$4.1
2000 Note	(2.5)
2006 Note		2.5
Total Exchanged	$(17.4)	$6.6	$ (10.8)

Because we were the sole holder of Series B Convertible Preferred Stock and we had not traded the stock, no offers indicating a fair market value for the Series B Convertible Preferred Stock existed.  As a result, we were required to estimate the fair value of the Series B Convertible Preferred Stock using other methods of estimating fair value.  Our methods included estimating the fair value of the host contract as well as the conversion feature of the Advocat Series B Preferred Shares.  The 393,658 shares of Series B Convertible Preferred Stock were convertible into 706,576 shares of Advocat common stock.  We performed a valuation model as of October 20, 2006 to estimate the value of the conversion feature of the Series B Preferred Shares.  The model included factors consistent with valuing options, such as stock price, dividend yield and volatility.  Based on our evaluation we estimated the value of the conversion feature to be worth approximately $14.49 per share or approximately $10.2 million on the date of the restructuring.  We also estimated the fair value of the host contract, which included accrued dividends, as approximately $4.7 million as of October 20, 2006.

Advocat’s common stock price fluctuated significantly from October 2000 through October 2006, the period of time that we held the investment in Advocat’s Series B Convertible Preferred Stock.  In October 2000, Advocat’s common shares were trading in the open market for $0.33 per share. Throughout 2006, Advocat’s common stock price fluctuated from a low in the first quarter of 2006 of $5.25 to a high of $21.03 in the fourth quarter of 2006, significantly increasing the value of the conversion feature of the Series B Convertible Preferred Stock.  We estimated the fair value of the Series B Convertible Preferred Stock as of October 20, 2006 to be worth approximately $14.9 million, which included the host contract as well as the conversion feature.

As discussed above, we performed an independent valuation of the Series B Preferred Stock using a methodology and assumptions we believe are appropriate. Separate from our valuation process discussed above, we believe it is noteworthy that the estimated value of our investment in Advocat Series B Convertible Preferred Stock, assuming we converted the Series B Convertible Preferred Stock on October 20, 2006 into shares of Advocat common shares, would have been $14.9 million.  On October 20, 2006, the Series B Convertible Preferred Shares were convertible into 706,576 shares of Advocat common stock which would have had a market value of approximately $13.3 million based on the last reported closing price for Advocat’s common stock of $18.84 on October 20, 2006, which is traded on the Nasdaq.  On October 20, 2006, we were also entitled to accrued but unpaid dividends through October 20, 2006 which amounted to approximately $1.6 million.  The combination of the market value of the 706,576 shares of Advocat common shares of $13.3 million and the accrued but unpaid dividends of $1.6 million totals $14.9 million, which is consistent with our independent valuation of the total of the host contract and conversion feature of the Series B Convertible Preferred Stock noted above.  Accordingly, we believe that our estimate for valuing the Series B Convertible Preferred Stock is appropriate and reasonable.

We believe that the $10.8 million of excess fair value of the financial assets that we surrendered to Advocat over what we received from Advocat represents consideration paid to a lessee in conjunction with a lease modification, and therefore, consistent with the provisions of FASB No. 13 and FASB Technical Bulletin No. 88-1, we are accounting for the $10.8 million as a lease inducement over the non-cancellable term of the restructured 2006 Advocat Master Lease, amortizing as a reduction to revenue. We believe that the combination of the new lease terms and the lease inducement results in a market rate lease.